News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Appoints Marc Faber and Igor Levental to Its Board

July 8, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced the appointment of Dr. Marc Faber and Mr. Igor Levental to its Board of Directors.

Dr. Faber has over 35 years of experience in the finance industry and is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He is an advisor to a number of private investment funds and serves as a Director of Ivanhoe Mines and Sprott Asset Management. Dr. Faber publishes a widely read monthly investment newsletter entitled The Gloom, Boom & Doom Report and is the author of several books including Tomorrow's Gold – Asia's Age of Discovery. A renowned commentator on global market trends and developments, he is also a regular contributor to several leading financial publications around the world, including Barron's, where he is a member of the Barron's Roundtable. Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich.

Mr. Levental is President of the Electrum Group of Companies, a leading privately-owned mineral exploration and development group with strategic holdings in private and public precious metals companies, including NovaGold. Mr. Levental is a Director of Gabriel Resources Ltd., which is engaged in the development of major precious metals deposits in Romania; he is also a Director of Taung Gold Limited, a South African-based private gold exploration and development company. With more than 30 years of experience across a broad cross-section of the international mining industry, Mr. Levental has held senior positions with major mining companies including Homestake Mining Company and International Corona Corporation, where he played a major role in these companies’ corporate development and merger and acquisition activities. Mr. Levental is a Professional Engineer with a BSc in Chemical Engineering and an MBA from the University of Alberta.

“Dr. Faber and Mr. Levental are among the brightest minds in the business and bring extensive experience and expertise to NovaGold. We are truly delighted that they have joined NovaGold’s Board of Directors,” said Rick Van Nieuwenhuyse, NovaGold’s President and CEO. “Their credentials and their extraordinary wealth of market and industry experience will be invaluable as NovaGold advances its portfolio of world-class projects along the value chain for shareholders.”

NovaGold’s Board of Directors now comprises eight individuals with expertise in a variety of disciplines, including accounting, finance, legal, business and the mining industry. A biography for each director can be viewed on NovaGold’s website in the Corporate Info section.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of gold and copper-gold properties in Alaska, USA, and British Columbia, Canada. NovaGold offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the Rock Creek gold deposit in Nome, Alaska, and in the Ambler copper-zinc-gold-silver exploration-stage deposit in northern Alaska. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

# # #

NovaGold Contact

Rhylin Bailie
Director, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227